December 13, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4238

Attention: Mr. Craig Arakawa, Accounting Branch Chief Office of Beverages, Apparel and Mining.

Re:	Mail Stop 3561,
Caledonia Mining Corporation Plc (“the Company”)
Form 20-F for the Year Ended December 31, 2016
Filed March 30, 2017
File No. 000-13345

Dear Mr. Arakawa,

We acknowledge receipt of your letter dated December 8, 2017 regarding the Form 20-F for the Year Ended December 31, 2016. Due to the extended summer and Christmas holiday period in South Africa and Zimbabwe, certain members of our staff and external consultants who are needed to formulate a response to your letter, have taken leave. We therefore request to submit our response by latest January 26, 2018.

Please contact the undersigned by telephone at +44 1534 679 800 or by email at marklearmonth@caledoniamining.com should you wish to so discuss.

On behalf of the Company,

/s/Mark Learmonth

Mark Learmonth

(Chief Financial Officer)